WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)1

                              ROSE'S HOLDINGS, INC.
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                                (Name of issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------

                         (Title of class of securities)

                                    777764309
--------------------------------------------------------------------------------

                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 12, 1998
--------------------------------------------------------------------------------

             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                       ---------------------------
CUSIP No. 777764309                     13D          Page 2 of 6 Pages
------------------------------                       ---------------------------

================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                                STEEL PARTNERS II, L.P.

--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)/ /
                                                                         (b)/ /
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
                      WC, 00
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF           7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                            1,108,154**
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                     8         SHARED VOTING POWER

                                        -0-
               -----------------------------------------------------------------
                     9         SOLE DISPOSITIVE POWER

                                        1,108,154**
               -----------------------------------------------------------------
                    10         SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON

                      1,108,154**
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      25.4%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

                      PN
================================================================================


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


** Includes 39,184 shares of Common Stock issuable upon exercise of warrants exercisable within 60 days hereof.

------------------------------                       ---------------------------
CUSIP No. 777764309                     13D          Page 3 of 6 Pages
------------------------------                       ---------------------------

================================================================================

     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                                 WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)/ /
                                                                         (b)/ /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     PF, 00
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                   / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           1,259,143**
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                 ---------------------------------------------------------------
                    8         SHARED VOTING POWER

                                       - 0 -
                 ---------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER
                                       1,259,143**
                 ---------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       - 0 -
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     1,259,143**
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     27.9%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     IN
================================================================================

                                         *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes (i) 150,989 shares of Common Stock issuable upon exercise of options exercisable within 60 days hereof and (ii) 39,184 shares of Common Stock issuable upon exercise of warrants exercisable within 60 days hereof.

------------------------------                       ---------------------------
CUSIP No. 777764309                     13D          Page 4 of 6 Pages
------------------------------                       ---------------------------


         The following  constitutes  Amendment No. 5 ("Amendment  No. 5") to the
Schedule 13D filed by the undersigned. This Amendment No. 5 amends the Schedule 13D as specifically set forth.

                  Item 3(a) is amended to read as follows:

Item 3.           Source and Amount of Funds or Other Consideration.

         (a) The aggregate purchase price of the 1,068,970 Shares of Common Stock owned by Steel Partners II is $2,811,250. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds. The aggregate purchase price of the 2,500 Shares of Common Stock purchased by Mr. Lichtenstein is $8,281 and came from his personal funds.

                  Item 5(a) is amended to read as follows:

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 4,317,856 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1998.

                  As of the close of business on March 15, 1999, Steel Partners II beneficially owns 1,108,154 Shares of Common Stock, constituting approximately 25.4% of the Shares outstanding. Included therein is 39,184 shares of Common Stock issuable upon the exercise of warrants within 60 days hereof. Mr. Lichtenstein beneficially owns 1,259,143 Shares, representing approximately 27.9% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 2,500 Shares owned by him and the 1,108,154 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares (other than Shares issuable upon exercise of the Warrants) were acquired in open-market transactions. In addition, Mr. Lichtenstein is deemed to be the beneficial owner of 150,989 shares of Common Stock issuable upon the exercise of options exercisable within 60 days hereof, and to have sole voting and dispositive power with respect thereto, and holds additional options to purchase 75,000 shares of Common Stock.

                  Item 5(c) is amended by adding the following:

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock since the filing of Amendment No. 4 by the Reporting Persons.

------------------------------                       ---------------------------
CUSIP No. 777764309                     13D          Page 5 of 6 Pages
------------------------------                       ---------------------------



                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   March 19, 1999          STEEL PARTNERS II, L.P.

                                 By:      Steel Partners, L.L.C. General Partner

                                 By:/s/ Warren G. Lichtenstein
                                    --------------------------------------------
                                          Warren G. Lichtenstein,
                                          Chief Executive Officer

                                 /s/ Warren G. Lichtenstein
                                    --------------------------------------------
                                       WARREN G. LICHTENSTEIN

------------------------------                       ---------------------------
CUSIP No. 777764309                     13D          Page 6 of 6 Pages
------------------------------                       ---------------------------


                                   SCHEDULE A

                 Transactions in the Shares Since the Filing of
                      Amendment No. 4 to the Schedule 13D


 Shares of Common                Price Per                          Date of
  Stock Purchased                  Share                            Purchase
  ---------------                  -----                            --------
                             STEEL PARTNERS II, L.P.
       2,500                      4.12250                           9/25/98
       1,500                      4.20500                           9/28/98
      13,750                      3.69342                          10/06/98
       2,500                      4.06000                          10/15/98
       4,250                      4.10250                          10/28/98
       2,250                      4.11250                          10/30/98
       7,500                      4.18500                          11/10/98
      17,875                      4.18500                          11/12/98
       1,000                      4.28500                          11/25/98
       7,250                      4.56948                          12/18/98
       6,500                      5.01096                          12/23/98
       2,000                      5.17560                          12/24/98
       1,000                      5.41000                          12/28/98
      25,000                      4.54000                           3/11/99




                               WARREN LICHTENSTEIN
                               -------------------

                                      None.